UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: December 20, 2010

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD.

Claude Debusseylaan 15, 1082 MC Amsterdam, the Netherlands

VIMPELCOM SUPERVISORY BOARD APPROVES NON-SHAREHOLDER

RELATED ASPECTS OF COMBINATION WITH WEATHER INVESTMENTS;

TELENOR STATES OPPOSITION AS A SHAREHOLDER

Amsterdam and New York (December 20, 2010) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), announced today that its Supervisory Board (the “Board”) approved the proposed combination of VimpelCom and Weather Investments (the “Transaction”) but did not take a decision on certain shareholder-related issues. Six of nine directors, including all three independent directors and the three Altimo-nominated directors, voted in favor of the Transaction, with the Telenor-nominated directors voting against the Transaction. The Supervisory Board did not approve an amended Shareholder Agreement or vote on other shareholder-related agreements due to Telenor’s publicly stated position that, in its capacity as a shareholder of VimpelCom, it does not support the Transaction.

In light of Telenor’s opposition as a shareholder, at this time no agreement has been reached with respect to the shareholder related agreements that were contemplated to be entered into in connection with the Transaction (the “Shareholder Related Agreements”). As a consequence, the Board has authorized the Company’s CEO to review and take into account the rights and obligations of the parties under the current VimpelCom Shareholders Agreement and bye-laws, and to negotiate further with Weather the terms and conditions under which Weather would be willing to enter into a revised transaction, taking into account that the Shareholder Related Agreements are unlikely to be signed and delivered. The Board has instructed the CEO to bring such revised terms, if any, back to the Board for consideration and approval.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the ability to complete the Transaction in view of the unlikely execution and delivery of the Shareholder Related Agreements; the possibility that the Transaction may not be completed; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Investor_Relations@vimpelcom.com Tel: +7 495 974 58 88	Tel: 1-617-897-1533

www.vimpelcom.com